Exhibit 99.3

Knightsbridge Shipping Limited and Golden Ocean Group Limited agree to merge
HAMILTON, BERMUDA – October 7, 2014 - Knightsbridge Shipping Limited (Nasdaq: VLCCF) ("Knightsbridge") and Golden Ocean Group Limited (OSE: GOGL) ("Golden Ocean") have today entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies have agreed to merge, with Knightsbridge as the surviving legal entity (the "Combined Company").  The Combined Company will be renamed Golden Ocean Group Limited upon completion of the merger.  As a result of the expected merger, the Combined Company would become one of the world's leading dry bulk companies with a modern fleet of 72 vessels, of which 36 are newbuildings under construction.  The merger is subject to approval by the shareholders of Golden Ocean and Knightsbridge in separate special general meetings expected to be held in December 2014 or January 2015 and the merger is expected to close shortly thereafter. Completion of the merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.
Knightsbridge's ordinary shares are currently listed for trading on the NASDAQ Global Select Market ("NASDAQ"), and Golden Ocean's ordinary shares are currently listed for trading on the Oslo Stock Exchange (the "OSE") and the Singapore Stock Exchange.  In accordance with the Merger Agreement, the Combined Company will apply for a secondary listing of its ordinary shares on the OSE, and expects that after the merger its ordinary shares will be listed for trading on both NASDAQ and the OSE.
Shareholders in Golden Ocean at the time the merger is completed will receive shares in Knightsbridge as merger consideration. Pursuant to the Merger Agreement, one share in Golden Ocean will give the right to receive 0.13749 shares in Knightsbridge, and Knightsbridge will issue a total of 61.5 million shares to shareholders in Golden Ocean as merger consideration.
Upon the effectiveness of the merger, the 3.07% Golden Ocean Group Limited Senior Unsecured Convertible Bond Issue 2014/2019 that was issued by Golden Ocean in January 2014 will be converted into a convertible bond in the Combined Company pursuant to the terms of the bond agreement.
In connection with the special general meetings, Hemen Holding Limited ("Hemen"), a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, and certain of its affiliates, (including Frontline 2012 Ltd.) have entered into voting agreements to vote all of their respective shares in favor of the merger.  Approval of the merger by the shareholders of each Company requires the affirmative vote of those shareholders, as of the record date, representing 75% of the ordinary shares of that company which are voted at its special general meeting.
After the merger is completed it is expected that Hemen and such affiliates, collectively will own approximately 39% of the shares and votes in the Combined Company, which includes Hemen's indirect ownership in the shares owned by Frontline 2012 Ltd.  After the second step of the Frontline 2012 transaction is completed in March 2015, this will increase to approximately 42%.

Mr. John Fredriksen, Mr. Gert-Jan van der Akker and Mrs. Kate Blankenship will be added to the Board of Directors of the Combined Company after the merger is completed.  Mr. Ola Lorentzon will continue as Chairman of the Board for the Combined Company.  Mr. Gert-Jan van der Akker is Senior Head of Region at Louis Dreyfus Commodities ("LDC").  Prior to joining LDC earlier this year, Mr. Gert-Jan van der Akker had 27 years of experience at Cargill where his last position was a platform leader for the global energy, transportation and metals platform.
The current corporate management team and employees of Golden Ocean, which currently is the commercial manager of the Knightsbridge dry bulk fleet, will manage the Combined Company.  Herman Billung, who currently serves as the principal executive officer of Golden Ocean, will serve as the principal executive officer of the Combined Company, and Birgitte Ringstad Vartdal, who currently serves as the principal financial officer of Golden Ocean, will serve as the principal financial officer of the Combined Company.
After the merger is completed, the Combined Company expects to have a fleet of 46 Capesize vessels, 10 ice class Panamax vessels, 8 Kamsarmax vessels and 8 Supramax vessels, of which 36 are newbuildings under construction. In addition the Combined Company expects to have a small number of leased vessels and one vessel owned through a joint venture.
Commenting on the transaction, Ola Lorentzon, Chairman and CEO of Knightsbridge, and Chairman of Golden Ocean Group Limited, John Fredriksen stated: "By combining Knightsbridge and Golden Ocean we seek to create a company with a unique fleet and strong balance sheet and build one of the world's leading dry bulk shipping companies. With the current weakness in the dry bulk market, we believe there will be attractive consolidation opportunities going forward. Our ambition is to be a clear market leader both from a financial and operational perspective. Upon an expected recovery of the dry bulk market and as newbuilds are brought into the fleet, we believe the Combined Company will generate significant cash flow. The intention is to pay out excess cash as dividends in the Board's discretion."
About Knightsbridge Shipping Limited
Knightsbridge is a Bermuda exempted company founded in 1996, with its principal executive offices located in Hamilton, Bermuda. Knightsbridge is engaged in the transportation of dry bulk cargoes.  Knightsbridge owns and operates, through its subsidiaries, a fleet of 27 Capesize dry bulk carriers, of which 11 are sailing and 16 are newbuildings under construction. Knightsbridge entered into an agreement with Frontline 2012 Ltd. ("Frontline 2012") in April 2014, to purchase 25 newbuilding contracts with expected deliveries between September 2014 and September 2016. The first stage of the acquisition involving 13 newbuilding contracts closed on September 2014 and the second stage of the acquisition is expected to close in March 2015. Each of Knightsbridge's vessels is owned by a subsidiary and has been flagged in the Marshall Islands or Hong Kong.  The total carrying capacity of Knightsbridge's fleet is approximately 4.9 million dwt.

About Golden Ocean Group Limited
Golden Ocean was established in 2004, and its shares were admitted to trading on the Oslo Stock Exchange in the same year. Golden Ocean is an international dry bulk shipping company based in Bermuda, mainly operating in the Capesize and Panamax market segments.  Golden Ocean owns or controls 25 vessels and has newbuilding contracts for the construction of eight Supramax dry bulk vessels with scheduled delivers during 2015 and 2016.  In addition, Golden Ocean has one vessel owned through a joint venture, two vessels operating under a bareboat charter and four chartered-in vessels on longer term durations.
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Knightsbridge on Form F-4 that will include a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge, and the joint proxy statement/prospectus will be mailed to shareholders of Golden Ocean and Knightsbridge. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.
Forward‐Looking Statements
Matters discussed in this press release may constitute forward‐looking statements.  Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward‐looking statements.

Forward‐looking statements include, without limitation, statements regarding:
• The effectuation of the transaction between Knightsbridge and Golden Ocean described above;
• The delivery to and operation of assets by Knightsbridge;
• Knightsbridge's and Golden Ocean's future operating or financial results;
• Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and
• Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Knightsbridge believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Knightsbridge, Knightsbridge cannot assure you that they, or the Combined Company, will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward‐looking statements, including the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Combined Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Combined Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Knightsbridge disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.
Contact Information
Knightsbridge Shipping Limited
 Hamilton, Bermuda
Contact Persons:
Ola Lorentzon: Chairman and CEO, Knightsbridge Shipping Limited
 + 46 703 998886
Inger M. Klemp: CFO, Knightsbridge Shipping Limited
 +47 23 11 40 76